Filed Pursuant to Rule 424(b)(3)
Registration No. 333-221285

SUPPLEMENT NO. 1 TO PROSPECTUS SUPPLEMENT DATED JUNE 17, 2019
(to Prospectus dated December 7, 2017)

$16,500,000
Common Stock

This Supplement No. 1 to Prospectus Supplement (this "Supplement No. 1") amends and supplements the information in the prospectus, dated December 7, 2017 (the "Prospectus"), to the registration statement on Form S-3 (File No. 333-221285) (the "Form S-3"), and the original prospectus supplement, dated June 17, 2019 (the "ATM Prospectus Supplement"), of Seelos Therapeutics, Inc. ("we", "us" and "our"). This Supplement No. 1 should be read in conjunction with and is qualified in its entirety by reference to the Prospectus and the ATM Prospectus Supplement, except to the extent that the information herein amends or supersedes the information contained therein. This Supplement No. 1 is not complete without and may only be delivered or utilized in connection with the Prospectus and the ATM Prospectus Supplement, and any future amendments or supplements thereto.

We filed the ATM Prospectus Supplement on June 18, 2019 to register the offer and sale of shares of our common stock, from time to time under the terms of an equity distribution agreement, dated June 17, 2019 (the "Equity Distribution Agreement"), that we entered into with Piper Jaffray & Co. ("Piper Jaffray") as our sales agent. In accordance with the terms of the Equity Distribution Agreement and the ATM Prospectus Supplement (without giving effect to any offering limit imposed by General Instruction I.B.6 of Form S-3), we may offer and sell shares of our common stock having an aggregate offering price of up to $16,500,000 from time to time through Piper Jaffray, acting as sales agent, in sales deemed to be "at-the-market" equity offerings (including sales made directly on or through the Nasdaq Capital Market or on any other existing trading market for our common stock) (the "ATM Program"). As disclosed in the ATM Prospectus Supplement, the ATM Program is subject to the offering limits of General Instruction I.B.6 of Form S-3, restricting the amount of securities we can offer and sell under the Form S-3 in any rolling 12-month period to one-third of the aggregate market value of our voting and non-voting common stock held by non-affiliates.

The purpose of this Supplement No. 1 is to suspend our continuous offering under the ATM Program and, in light of that suspension, to disclose the size of any offering that may currently be made under the Prospectus in a 12-month period, as limited by General Instruction I.B.6 to Form S-3. This size may later change to the extent that our public float changes or we sell additional securities under the Prospectus.

As of July 25, 2019, the aggregate market value of our voting and non-voting common stock held by non-affiliates pursuant to General Instruction I.B.6. of Form S-3 was $40,522,507, which was calculated based on 17,466,598 outstanding shares of our voting and non-voting common stock held by non-affiliates and at a price of $2.32 per share, the closing sale price of our common stock reported on the Nasdaq Capital Market on June 27, 2019. During the 12 calendar months prior to and including the date of this Supplement No. 1, we have sold approximately $2.7 million worth of securities pursuant to General Instruction I.B.6 of Form S-3. As a result, we are currently eligible to offer and sell up to an aggregate of $10,783,658 of shares of our common stock pursuant to General Instruction I.B.6. of Form S-3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this Supplement No. 1, the ATM Prospectus Supplement and the Prospectus. Any representation to the contrary is a criminal offense.

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The date of this Supplement No. 1 is August 23, 2019.